ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Telephone (317) 706-9200

September 28, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:           ITT Educational Services, Inc.
Form 10-Q for the Quarter Ended March 31, 2010
Filed April 22, 2010
File No. 1-13144

Dear Mr. Spirgel:

On behalf of ITT Educational Services, Inc. (the “Company,” “we” or “us”), this letter is in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated September 14, 2010 relating to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Form 10-Q”).  For the sake of convenience, we have reproduced each comment below, with our response thereto following each such comment.

1.
Comment: We note that you have not disclosed the carrying amount of the PEAKS Guarantee.  Please tell us whether you recognized a liability for the guarantee under FASB ASC Section 450-10-25 and how you determined such amount.  If no liability was recognized, please tell us your basis for that conclusion and how you determined there was no value to the guarantee.

Response:
In Note 11 – Contingencies, of the Company’s Notes to Condensed Consolidated Financial Statements in its Forms 10-Q for the quarters ended March 31 and June 30, 2010, the Company disclosed that its recorded liability for its guarantee (the “PEAKS Guarantee”) under the PEAKS Private Student Loan Program (the “PEAKS Program”) and similar guarantees was not material.

The Company did not recognize a liability for the PEAKS Guarantee on its balance sheets as of March 31 or June 30, 2010, because the amount of the liability determined in accordance with FASB ASC 460-10-30 and FASB ASC 450-20-30 at each point in time was not material.  In determining the amount of the Company’s liability for the PEAKS Guarantee as of March 31 and June 30, 2010, the Company took into consideration:

•	the amount of any initial liability recognized by the Company for its obligations associated with issuing the PEAKS Guarantee; and
•	whether any contingent liability was required to be recognized for the PEAKS Guarantee as of the reporting date.

In accordance with FASB ASC 460-10-30, the amount of the initial liability to be recognized for the Company’s obligations associated with issuing the PEAKS Guarantee is the greater of:

•	the contingent liability of the PEAKS Guarantee at inception; or
•	the fair value of the PEAKS Guarantee at inception.

The Company concluded that it was not required to recognize a contingent liability associated with the PEAKS Guarantee at its inception, for the same reasons described below in the discussion of the Company’s assessment of whether any contingent liability was required to be recognized for the PEAKS Guarantee as of March 31 and June 30, 2010.  Therefore, pursuant to FASB ASC 460-10, the Company determined the amount of the initial liability associated with the PEAKS Guarantee that it was required to recognize at the inception of the PEAKS Guarantee based on an estimate of its fair value.

The Company estimated the fair value of the PEAKS Guarantee at inception in accordance with the guidance in FASB ASC 820, which requires the Company to consider the assumptions that potential market participants would use to determine the price that would be required in exchange for issuing the same guarantee in a standalone transaction.  The Company considered the following factors in arriving at its estimate of the fair value of the PEAKS Guarantee:

•	the risk and likelihood that the Company would be required to make a payment under the PEAKS Guarantee;
•	the value of the collateral that would be used to pay the obligations covered by the PEAKS Guarantee prior to any payment under the PEAKS Guarantee; and
•	the amount and timing of any payments that the Company might be required to make under the PEAKS Guarantee.

Payments under the PEAKS Guarantee would be required, if the trust in the PEAKS Program (the “PEAKS Trust”) has insufficient funds to pay its obligations to the holders of the senior debt issued by the PEAKS Trust (the “Senior Debt”) or the administrative fees and expenses of the PEAKS Trust.  The Company assessed the risk and likelihood that it would have to make a payment under the PEAKS Guarantee by taking into consideration the expected performance of the private education loans made under the PEAKS Program that are held by the PEAKS Trust and the collateralization of the obligations covered by the PEAKS Guarantee.

The Company analyzed various possible scenarios of student loan portfolio performance to determine the impact on the funds available to the PEAKS Trust to satisfy its obligations.  In the analyses, ranges of assumptions were used based on historical data on similar types of loans for the following key variables:

•	the composition of the credit profiles of the student borrowers;
•	the interest rates and fees charged on the student loans;
•	the default rates and the timing of defaults; and
•	the prepayments and the speed of repayment of the loans.

Even when these variables were adjusted to levels that reflected significantly poorer performance than the historical data, the analyses indicated that, in all cases, the expected amount of funds that would be generated from the performance of the student loan portfolio would be sufficient to pay the obligations of the PEAKS Trust.

The Company also considered the value of the collateral that would be used to pay the obligations covered by the PEAKS Guarantee, prior to any payment under the PEAKS Guarantee, to determine the likelihood of any payment under the PEAKS Guarantee.  The Senior Debt is secured by the private education loans held by the PEAKS Trust and must be repaid in full before any payments are made to the holder of the subordinated note issued by the PEAKS Trust to the Company (the “Subordinated Note”).  The initial principal balance of the private education loans held by the PEAKS Trust exceeds the initial principal balance of the Senior Debt obligations of the PEAKS Trust, because the PEAKS Trust utilizes the proceeds from the issuance of the Senior Debt and the Subordinated Note to purchase the private education loans and there is an origination fee that is capitalized into the loans.  In addition, interest earned on the outstanding balance of the private education loans held by the PEAKS Trust accrues at a higher rate than on the outstanding balance of the Senior Debt.  These two factors result in overcollateralization of the Senior Debt obligations of the PEAKS Trust.

The Company determined that the overcollateralization of the Senior Debt obligations and the expected amount of funds to be generated from the performance of the private education loans held by the PEAKS Trust that would be used to pay the obligations covered by the PEAKS Guarantee made it highly unlikely that the Company would be required to make a payment under the PEAKS Guarantee that would not later be repaid.

After consideration of the above factors, the Company concluded that the fair value of the PEAKS Guarantee at the date of inception was not material and, therefore, the amount of the initial liability for the PEAKS Guarantee was not material.  As a result, the Company did not recognize a liability for the PEAKS Guarantee at its inception or March 31 or June 30, 2010.

At the end of each reporting period, the Company assesses whether it should recognize a contingent liability for the PEAKS Guarantee pursuant to FASB ASC 450-20.  If the Company determines that it is probable that a loss has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated, the Company will recognize a contingent liability.  In determining whether it was probable that a loss had been incurred as of March 31 or June 30, 2010, the Company assessed the value of the assets held by the PEAKS Trust, the obligations of the PEAKS Trust and the likelihood that the Company would be required to make a payment under the PEAKS Guarantee.  As a result of its assessments as of March 31 and June 30, 2010, the Company determined that it was not probable that a loss had been incurred for the PEAKS Guarantee as of those dates and, therefore, the Company did not recognize a contingent liability associated with the PEAKS Guarantee in its financial statements at the end of its first and second fiscal quarters of 2010.

2.	Comment: Please tell us how you have considered whether the existence of the PEAKS Guarantee and the likelihood of default would preclude recognizing any portion of your tuition revenues.

Response:

The Company evaluated whether it could recognize tuition revenue that would be received from the private education loans made under the PEAKS Program by considering all components of the transaction, including the PEAKS Guarantee, and applying the guidance in Staff Accounting Bulletin Topic 13A.  The Company considered whether (a) the existence of the PEAKS Guarantee, as a component of the transaction, and (b) the likelihood of a default by the PEAKS Trust that would trigger payment by the Company under the PEAKS Guarantee (“Default”), would affect whether the collectability of revenue is reasonably assured and, if so, would preclude the Company from recognizing that revenue.  To assess the potential effect of the PEAKS Guarantee and the likelihood of a Default on the collectability of revenue, the Company considered the nature of the PEAKS Guarantee and the likelihood that payment would be required under the PEAKS Guarantee.

The issuance of the PEAKS Guarantee resulted in an obligation by the Company to perform under the terms of the PEAKS Guarantee in the event that certain conditions occur.  Under the PEAKS Guarantee, the Company has guaranteed payment of the principal, interest and certain call premiums of the Senior Debt and the administrative fees and expenses of the PEAKS Trust.  As described in more detail in the response to Comment 1, the Company concluded that a Default was highly unlikely, due to the overcollateralization of the Senior Debt obligations and the expected performance of the private education loans held by the PEAKS Trust.  Therefore, the Company determined that the collectability of revenue related to the PEAKS Program was reasonably assured and it would not be precluded from recognizing that revenue as a result of the existence of the PEAKS Guarantee or the likelihood of a Default.

3.
Comment: You have told us that you are immediately writing off a significant portion of the subordinated note receivable as a reduction of revenues.  Please provide us with the basis for your accounting treatment.  In your response, include an explanation as to whether the discount is related to an allowance for doubtful accounts or a discount to impute interest on the receivable.  If it represents a discount to impute interest, please help us understand any unstated rights that you are recognizing in accordance with FASB ASC paragraph 835-30-25-6 in addition to the effective interest rate.  If the discount relates to the imputed interest, please provide the disclosures required by FASB ASC paragraph 835-30-45-2 in future filings.  If the discount relates to an allowance for doubtful accounts, please provide a roll-forward of that allowance in future filings.

Response:

The Company transfers a portion of the amount of each private education loan disbursed to it under the PEAKS Program to the PEAKS Trust in exchange for the Subordinated Note, which is non-interest bearing.  The Subordinated Note was recorded at its fair value on the Company’s March 31 and June 30, 2010 balance sheets.  The Company also recorded a discount to the face amount of the Subordinated Note in accordance with FASB ASC 835-30 to reflect the imputed interest on the Subordinated Note as of March 31 and June 30, 2010.   The imputed interest rate reflects an estimate of the market rate for the Subordinated Note, taking into consideration such factors as the terms of the debt, the credit standing of the issuer and the interest rate on the Senior Debt.  The Company recognized a corresponding reduction in tuition revenue because the Subordinated Note represents an amount due to the Company from the PEAKS Trust that is related to the educational services that the Company provides to its students. The Company is not recognizing any unstated rights related to the Subordinated Note, in accordance with FASB ASC 835-30-25-6.

The Company amortizes the discount to the face amount of the Subordinated Note as interest income over the term of the Subordinated Note using the interest method, as required by FASB ASC 835-30-35.  The Company also monitors the Subordinated Note for impairment during each reporting period.

The Company will expand its disclosure related to the Subordinated Note in a footnote to its consolidated financial statements in future filings, substantially as follows (dollars are in thousands):

“The Subordinated Note is non-interest bearing and has been recorded in Other assets on our Condensed Consolidated Balance Sheet.  The Subordinated Note was recorded net of an unamortized discount that was computed based on an imputed interest rate of x.x%.  The discount will be amortized over the term of the Subordinated Note, which is expected to be approximately 15 years.  The carrying value of the Subordinated Note as of ______________ ___, 20___ was not material.”

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9486 or dmfitzpatrick@ittesi.com.

Sincerely,

/s/ Daniel M. Fitzpatrick
Daniel M. Fitzpatrick
Executive Vice President,
   Chief Financial Officer